HSR Passenger Services, Inc. Resolution

IMPLEMENTED July 31st 2020

RE: (1) HSR Passenger Services, Inc (the Company) entered into an Opportunity Agreement with Ameri Metro, Inc. which was amended in June 2019. (2) The amended Opportunity Agreement was formalized by resolution of the Ameri Metro, Inc. Board of Directors on June 25, 2019 and by its officers on June 26, 2019. The amended Opportunity Agreement states that (3) Ameri Metro, Inc. has a 25% non-controlling interest in the Company. (4) This ownership interest also includes ownership of book value in the Company. (5) The Company shall pay 25% of all profits before taxes to Ameri Metro, Inc. (6) Ameri Metro, Inc. is entitled to 25% of the book value of the Company. (7) Ameri Metro, Inc. has no voting rights in the Company.

WHEREAS, there was One (1) item of business that came before Shah Mathias, sole officer and director, for action: (1) **The implementation of the amended Opportunity Agreement as described in Attachment "A" of this Resolution.**

WHEREAS, all of the actions taken are within the authority of Shah Mathias and in accordance with his duty to act in the best interests of the Company after due deliberation and investigation of issues involved; and

WHEREAS, prior to adopting the Resolution, full and fair explanation was provided to Shah Mathias with the opportunity to ask questions, examine documents and otherwise satisfy himself as to any action to be taken.

NOW THEREFORE, IT IS DULY RESOLVED AND ENACTED AS FOLLOWS:

DULY RESOLVED AND ENACTED BY SHAH MATHIAS, SOLE OFFICER AND DIRECTOR, ON THE DAY AND DATE SET FORTH ABOVE AS EVIDENCED BY HIS SIGNATURE BELOW: **The Company shall implement the provisions of the amended Opportunity Agreement as described in Exhibit "A" of this Resolution.**

Dated: July 31st, 2020

_____
SHAH MATHIAS

_____
TITLE

BACKGROUND (Continued):

1) Ameri metro Inc. via this agreement issues and grants opportunity license for fee to Ameri Cement, Inc.

2) Opportunity license fee is in the form of 25 % ownership interest in Ameri Cement, Inc.

3) Ameri Cement, Inc. shall pay 25% of all profits before taxes due to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. no later than thirty days after each quarter.

4) Ameri Cement, Inc. shall have all voting rights

5) Ameri Metro, Inc. shall have no voting rights

6) Distribution of income: if any all profits before taxes to be paid to Ameri Metro, Inc.

7) Distribution of depreciation: Ameri Metro will enjoy the full 25% of the distribution of all depreciation during the construction period.

8) Subsequent contribution: Ameri metro will invest $1,000,000.00 over the next 24 months into Ameri cement, Inc. with a lifetime cap of $2,000,000.00 dollars.

9) Hold harmless: Each party shall hold harmless one another and shall be solely responsible for its own action. Neither party will act in any manner that it sacrifice the other for its own gains and benefits, each party to be vigilant to protect and defend the other without compromising the law and ethics .

10) Buy and sell clause: Ameri Cement, Inc. at its option may, by giving 120 day's notice to Ameri Metro, Inc., buy out Ameri Metro's interest at fair market value.

New Amended version to supersede all signed opportunity license agreements with any one of the sixteen Entities and one project as listed below.

Ameri Metro, Inc. under certain arrangement holds vertical and horizontal development rights for the development of all 357 miles of the four-lane of Alabama toll road "ATFI", including also all contracts globally with private or governmental organizations. Both parties now mutually agree it is in the best interest of each party to establish a newly amended opportunity license agreement for the following:

    A) ATFI toll road and office building
    B) All Global contracts Ameri Metro Inc. has or will enter into with private or governmental organizations.
    C) There are sixteen Entities and one project namely #17 Portus De Jewel

This new amended opportunity agreement is in concert with the Master Consulting Agreement between the Company and the non-related and related non-profit and Master Contracting

Agreement between the Company and the Entities. This amended agreement is between the Company and the Entities / Projects listed below:

1. HSR Freight Line, Inc.
2. HSR Passenger Services, Inc.
3. HSR Technologies, Inc.
4. HSR Logistics, Inc.
5. KSJM International Airport, Inc.
6. Port of Ostia, Inc.
7. Port of De Claudius, Inc.
8. Atlantic Energy & Utility Products, Inc.
9. Malibu Homes, Inc.
10. Ameri Cement, Inc.
11. Lord Chauffeurs LTD.
12. Penn Insurance Services LLC
13. Cape Horn Abstracting
14. Eastern Development & Design, Inc.
15. Slater & West, Inc
16. Platinum Media Inc.
17. Portus De Jewel Seaport & Inland Port (Project)

THEREFORE NOW:

As of June 21, 2019 Shah Mathias as 100% owner of each entity listed above has recently transferred shares from his personal holdings into each of the entities along with the project called Portus De Jewel listed above, for the purpose of funding large equipment / project needs and additional shares to provide for capitalization of each entity. **Exhibit "A"** shows the breakdown of those shares to each entity / project.

According to the prior opportunity license agreement the Company and the Entities had an agreement that Ameri Metro Inc. would share in 25% of the profits of each entity arising from the Master Consulting Agreement the Company has with the related and non-related non-profits. Also, for any project the entities secure, the Master Construction Agreement between the Company and the Entities contractually binds the Entities to hire Ameri Metro Inc. as the Super General Contractor who in return would hire the entities as sub-general contractors to oversee their scope of work.

It is now the desire of both parties to amend and clarify the previous opportunity license agreements as follows.

1) Opportunity license fee is amended in the form of a 25% non-controlling interest in each of the sixteen Entities. This shareholder ownership interest also includes ownership of book value in all of the sixteen Entities (listed above). The Opportunity license fee is

also amended in the form of a 10% non-controlling interest in the Portus de Jewel project, including ownership of book value of the project.

2) **Additional contribution:** Ameri Metro shall buy into each of the sixteen Entities in return for 25% ownership of book value. Such buy-in shall be facilitated by Ameri Metro's issuance of class B shares equal to 25% of Shah Mathias' shares listed on Exhibit A, for each Entity listed. In addition, Ameri Metro shall buy into the Portus de Jewel project (#17 on the list) in return for 10% ownership of book value. Such buy-in shall be facilitated by Ameri Metro's issuance of class B shares equal to 10% of Shah Mathias' shares listed on Exhibit A, for the Portus de Jewel project.

   These buy-ins by Ameri Metro, Inc. shall collectively be referred to as the Opportunity License Agreement Fee.

   see Exhibit "A" for share breakdown.

3) All Entities shall pay 25% of all profits before taxes, and the Portus de Jewel project shall pay 10% of all profits before taxes, to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. no later than thirty days after each quarter. In the case of the sixteen Entities, payments are due until such time all or any of the sixteen entities become part of the hedge fund. At that time the company shall be entitled to prevailing profits distribution. The current profits distribution rate is 90% of the net income for any Entity that shall become part of the hedge fund.

4) Ameri Metro Inc. shall own 25% non-controlling interest of each Entity listed above, and shall be entitled to 25% of profits before taxes and 25% of book value held by each Entity. Ameri Metro Inc. shall own 10% non-controlling interest of the listed Portus de Jewel project, and shall be entitled to 10% of profits before taxes and 10% of book value of the project.

5) Ameri Metro, Inc. shall have no voting rights in any of the listed Entities or in the Portus de Jewel project.

6) Distribution of depreciation: Ameri Metro shall enjoy the full 25% of the distribution of depreciation of all assets owned by each entity and 10% of the distribution of depreciation of all assets owned by the Portus de Jewel project, and as allowed by governing tax code.
7) Holding harmless: Each party shall hold harmless one another and shall be solely responsible for its own actions. Neither party will act in any manner that will sacrifice

EXHIBIT "A"

Board of Directors Resolution

ADOPTED, June 25, 2019

RE: Opportunity License Agreement(s) Amendment to all previous Opportunity License Agreement(s) between All Entities and Ameri Metro Inc.

Background to the Resolution(s):

Previously established and signed opportunity license agreement for purpose of background:

BACK GROUND: Ameri Metro, Inc. under certain arrangements holds vertical and horizontal development rights for the development of all 357 miles of the four-lane Alabama toll road "ATFI", including:

A) ATFI office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

In the state of Alabama. Ameri Cement, Inc. and Ameri Metro Inc. Both parties have mutually agreed it is in the best interest of each party to establish opportunity license agreements for the following:

A) ATFI toll road and office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

the other for its own gains and benefits. Each party will be vigilant to protect and defend the other without compromising the law and ethics.

This agreement shall inure to the benefit of and be binding upon the company, its successors and assigns. All obligations of each party under the agreement shall survive the termination of the agreement and shall be binding upon his or her heirs, personal representatives, executors and administrators.

WHEREAS, all of the actions taken are within the authority of the Board of Directors and in accordance with their duty to act in the best interests of the Company after due deliberation and investigation of issues involved; and

WHEREAS, prior to the voting on the Resolutions, full and fair explanations of each one were provided to the Directors with the opportunity for them to ask questions, examine documents and otherwise satisfy themselves as to any actions to be taken.

Signature page follows

Board of Directors Resolution

ADOPTED, June 25, 2019

> **RE: Opportunity License Agreement(s) Amendment to all pervious Opportunity License Agreement(s) between All Entities and Ameri Metro Inc.**

NOW THEREFORE, IT IS DULY RESOLVED AND ENACTED AS FOLLOWS:

DULY RESOLVED AND ENACTED BY THE BOARD OF DIRECTORS OF AMERI METRO, INC., ON THE DAY AND DATE SET FORTH ABOVE AS EVIDENCED BY THEIR SIGNATURES BELOW:

Debra Mathias as CEO and Director/

Steve Trout as Secretary / Treasurer and Director /

Bryan Elicker as Director / COO /

Robert Choiniere as Director / CFO /

Donald Williams as Independent Director /

Suhail Matthias as Director /

Shahjahan Charles Mathias as Vice Chairman and Director/

James Kingsborough as Director /

Todd Reynold as Director/

James Becker as President and Director /

Keith Doyle as Director

John Thompson as Director /

HSR Passenger Services, Inc
Balance Sheet
As of July 31, 2020

	Jul 31, 20	Jul 31, 19
ASSETS		
Current Assets		
Other Current Assets		
1166 · Available for Sale Securities		
1166.1 · Ameri Metro Class B Shares	87,004,159,800.00	4,637,881,130.00
1166.2 · Ameri Metro Class C Shares	3,300,000.00	0.00
Total 1166 · Available for Sale Securities	87,007,459,800.00	4,637,881,130.00
Total Other Current Assets	87,007,459,800.00	4,637,881,130.00
Total Current Assets	87,007,459,800.00	4,637,881,130.00
Other Assets		
1291 · My Mall Limassol	108,108,000.00	0.00
1292 · NK Shacolas Holdings LTD	321,000,000.00	0.00
Total Other Assets	429,108,000.00	0.00
TOTAL ASSETS	87,436,567,800.00	4,637,881,130.00
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 · Accounts Payable	30.00	0.00
Total Accounts Payable	30.00	0.00
Total Current Liabilities	30.00	0.00
Total Liabilities	30.00	0.00
Equity		
1413 · Common Stock	21,257,199,886.06	4,148,019,750.00
1428 · Retained Earnings	489,861,380.00	0.00
Net Income	65,689,506,503.94	489,861,380.00
Total Equity	87,436,567,770.00	4,637,881,130.00
TOTAL LIABILITIES & EQUITY	87,436,567,800.00	4,637,881,130.00

HSR Passenger Services, Inc
Statement of Cash Flows
August 2019 through July 2020

	Aug '19 - Jul 20
OPERATING ACTIVITIES	
Net Income	65,689,506,503.94
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1166 · Available for Sale Securities:1166.1 · Ameri Metro Class B Shares	-82,366,278,670.00
1166 · Available for Sale Securities:1166.2 · Ameri Metro Class C Shares	-3,300,000.00
20000 · Accounts Payable	30.00
Net cash provided by Operating Activities	-16,680,072,136.06
INVESTING ACTIVITIES	
1291 · My Mall Limassol	-108,108,000.00
1292 · NK Shacolas Holdings LTD	-321,000,000.00
Net cash provided by Investing Activities	-429,108,000.00
FINANCING ACTIVITIES	
1413 · Common Stock	17,109,180,136.06
Net cash provided by Financing Activities	17,109,180,136.06
Net cash increase for period	0.00
Cash at end of period	0.00

HSR Passenger Services, Inc
Profit & Loss
August 2019 through July 2020

	Aug '19 - Jul 20	Aug '18 - Jul 19
Ordinary Income/Expense		
Expense		
1839 · Legal and Accounting	30.00	0.00
Total Expense	30.00	0.00
Net Ordinary Income	-30.00	0.00
Other Income/Expense		
Other Income		
1905 · Unrealized Gain (Loss)		
1905.1 · Securites Available for Sale	65,689,506,533.94	489,861,380.00
Total 1905 · Unrealized Gain (Loss)	65,689,506,533.94	489,861,380.00
Total Other Income	65,689,506,533.94	489,861,380.00
Net Other Income	65,689,506,533.94	489,861,380.00
Net Income	65,689,506,503.94	489,861,380.00

HSR Technologies Inc
Balance Sheet
As of August 6, 2020

	Aug 6, 20	Aug 6, 19
ASSETS		
Current Assets		
Other Current Assets		
1166 · Available for Sale Securities		
1166.1 · Ameri Metro Class B Shares	31,291,824,700.00	1,761,000,000.00
1166.2 · Ameri Metro Class C Shares	3,300,000.00	0.00
Total 1166 · Available for Sale Securities	31,295,124,700.00	1,761,000,000.00
Total Other Current Assets	31,295,124,700.00	1,761,000,000.00
Total Current Assets	31,295,124,700.00	1,761,000,000.00
Other Assets		
1290 · Intangible Assets		
1291 · COVID-19 Ozone License	150,000,000.00	0.00
1292 · DAMAR Truck Deck Patent	1,001,300.00	0.00
1293 · US Patent #7,931,210	21,500,000.00	0.00
Total 1290 · Intangible Assets	172,501,300.00	0.00
Total Other Assets	172,501,300.00	0.00
TOTAL ASSETS	31,467,626,000.00	1,761,000,000.00
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 · Accounts Payable	30.00	0.00
Total Accounts Payable	30.00	0.00
Total Current Liabilities	30.00	0.00
Total Liabilities	30.00	0.00
Equity		
1413 · Common Stock	8,248,342,500.06	1,575,000,000.00
1428 · Retained Earnings	23,219,283,469.94	186,000,000.00
Total Equity	31,467,625,970.00	1,761,000,000.00
TOTAL LIABILITIES & EQUITY	31,467,626,000.00	1,761,000,000.00

HSR Technologies Inc
Statement of Cash Flows
August 2019 through July 2020

	Aug '19 - Jul 20
OPERATING ACTIVITIES	
Net Income	23,033,283,469.94
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1166 · Available for Sale Securities:1166.1 · Ameri Metro Class B Shares	-29,530,824,700.00
1166 · Available for Sale Securities:1166.2 · Ameri Metro Class C Shares	-3,300,000.00
20000 · Accounts Payable	30.00
Net cash provided by Operating Activities	-6,500,841,200.06
INVESTING ACTIVITIES	
1290 · Intangible Assets:1291 · COVID-19 Ozone License	-150,000,000.00
1290 · Intangible Assets:1292 · DAMAR Truck Deck Patent	-1,001,300.00
1290 · Intangible Assets:1293 · US Patent #7,931,210	-21,500,000.00
Net cash provided by Investing Activities	-172,501,300.00
FINANCING ACTIVITIES	
1413 · Common Stock	6,673,342,500.06
Net cash provided by Financing Activities	6,673,342,500.06
Net cash increase for period	0.00
Cash at end of period	0.00

HSR Technologies Inc
Profit & Loss
August 2019 through July 2020

	Aug '19 - Jul 20	Aug '18 - Jul 19
Ordinary Income/Expense		
Cost of Goods Sold		
50000 · Cost of Goods Sold	0.00	0.00
Total COGS	0.00	0.00
Gross Profit	0.00	0.00
Expense		
1839 · Legal and Accounting	30.00	0.00
Total Expense	30.00	0.00
Net Ordinary Income	-30.00	0.00
Other Income/Expense		
Other Income		
1905 · Unrealized Gain (Loss)		
1905.1 · Securites Available for Sale	23,033,283,499.94	186,000,000.00
Total 1905 · Unrealized Gain (Loss)	23,033,283,499.94	186,000,000.00
Total Other Income	23,033,283,499.94	186,000,000.00
Net Other Income	23,033,283,499.94	186,000,000.00
Net Income	23,033,283,469.94	186,000,000.00